Exhibit 2.1

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of July 22, 2025, is made and entered into by and among Denali Capital Acquisition Corp., a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing, “Parent”), Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Merger Sub” and together with Parent, collectively, the “Parent Parties”), and Semnur Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Parent Parties and the Company have entered into an Agreement and Plan of Merger, dated as of August 30, 2024 (as amended, restated, supplemented or otherwise modified from time to time, including pursuant to that certain Amendment No.1, dated as of April 16, 2025, the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company, with the Company continuing as the Surviving Corporation;

WHEREAS, prior to the completion of the transactions contemplated by the Merger Agreement, (i) Parent and the Company may enter into one or more securities purchase agreements or similar agreements with certain investors to be named therein (the “Semnur Investors”), pursuant to which, among other things, the Semnur Investors may purchase Company Common Shares in an amount and at a purchase price, in each case, to be determined (including shares that may be issued into an escrow account as security for the Semnur Investors) (such shares, the “PIPE Shares”) and (ii) the Company may issue Company Common Shares to service provider(s) and/or other advisor(s) and consultant(s) to the Company (such shares, the “Advisor Shares”) in exchange for certain services, and the PIPE Shares and the Advisor Shares may subsequently be exchanged for Domesticated Parent Common Shares on the terms described in the Merger Agreement and in accordance with the terms of any agreement with the Semnur Investors, service providers, advisors or consultants, as applicable;

WHEREAS, in order to accommodate the potential issuance of any PIPE Shares and/or Advisor Shares it is necessary to make certain modifications to the Merger Agreement to account for the issuance of such securities;

WHEREAS, pursuant to Section 10.2(a) of the Merger Agreement, the Merger Agreement may be amended by a writing signed by each of the Parent Parties and the Company; and

WHEREAS, each of the Parent Parties and the Company desire to amend the Merger Agreement in certain respects as described in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Amendment as if fully set forth below, and intending to be legally bound hereby, the parties hereto accordingly agree as follows.

1. Definitions. Except as otherwise indicated herein or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

2. Amendment to the Merger Agreement.

(a) The following definitions set forth in Section 1.6 and Section 1.94, respectively, are hereby amended and restated in their entirety to read as follows:

““Exchange Ratio” means an amount equal to 1.25 (being the amount equal to the quotient of (a) the Merger Consideration divided by (b) the sum of (i) the aggregate number of Company Common Shares and Company Options issued and outstanding as of the Signing Date (which number is 200,000,000) plus (ii) the aggregate number of Company Common Shares and Company Options issued by the Company after the Signing Date and outstanding as of immediately prior to the Effective Time).”

““Merger Consideration” means that number of Domesticated Parent Common Shares, equal to the quotient of (a) the sum of (i) $2,500,000,000.00 plus (ii) the product of (A) the product of (1) the aggregate number of Company Common Shares and Company Options issued by the Company after the Signing Date and outstanding as of immediately prior to the Effective Time multiplied by (2) 1.25 multiplied by (B) $10.00, divided by (b) $10.00.”

(b) The first sentence of Section 4.3(a) of the Merger Agreement is hereby amended by replacing the following:

“as soon as reasonably practicable after the sole Stockholder surrenders”

with the following:

“as soon as reasonably practicable after the applicable Stockholder surrenders”

(c) The second sentence of Section 5.5(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“As of immediately prior to the issuance of the Series A Preferred Stock of the Company pursuant to the terms of the Debt Exchange Agreement, but following the filing of the Company Certificate of Designations (as defined below), in each case as contemplated by the Debt Exchange Agreement, there will be 785,000,000 shares of capital stock of the Company authorized, comprised of (A) 740,000,000 authorized Company Common Shares of which not less than 160,000,000 will be issued and outstanding as of immediately prior to the Effective Time and (B) 45,000,000 authorized Company Preferred Shares, of which not more than 6,000,000 shares will be designated and issued as Series A Preferred Stock pursuant to the terms of the Debt Exchange Agreement as of immediately prior to the Effective Time.”

3. Effect of Amendment. Except as set forth herein, all other terms and provisions of the Merger Agreement remain unchanged and in full force and effect. On and after the date hereof, each reference in the Merger Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import shall mean and be a reference to the Merger Agreement as amended or otherwise modified by this Amendment. For the avoidance of doubt, references to the phrases “the date of this Agreement” or “the date hereof”, wherever used in the Merger Agreement, as amended by this Amendment, shall mean August 30, 2024.

4. Construction. This Amendment shall be governed by all provisions of the Merger Agreement unless context requires otherwise, including all provisions concerning construction, enforcement and governing law.

5. Entire Agreement. This Amendment together with the Merger Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. In the event of a conflict between the terms of the Merger Agreement and this Amendment, the terms of this Amendment shall prevail solely as to the subject matter contained herein.

6. Counterparts. This Amendment may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Amendment shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

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IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed as of the day and year first written above.

DENALI CAPITAL ACQUISITION CORP.

By:	/s/ Lei Huang
Name: Lei Huang
Title: Chief Executive Officer

DENALI MERGER SUB INC.

By:	/s/ Peter Xu
Name: Peter Xu
Title: President

SEMNUR PHARMACEUTICALS, INC.

By:	/s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer